16003943

SEC Mail Processing Section
MAR 01 2016
Washington DC
404

SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66481

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UNIVERSAL FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 BOLIVIA ST. 6TH FLOOR
(No. and Street)

SAN JUAN (City) PR (State) 00917-2011 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

250 MUÑOZ RIVERA SUITE 1100 (Address) SAN JUAN (City) PR (State) 00918-1811 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

6065

OATH OR AFFIRMATION

I, JOSE C. BENITEZ-ULMER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UNIVERSAL FINANCIAL SERVICES, INC., as of ~~DECEMBER 31,~~ 25 febrero, 20~~15~~16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]

Signature

Executive Representative

Title

[signature]

Notary Public

RECIBO

10049492 [redacted]

9397
11/17/2015
$5.00
$5 Sello Asistencia Legal
53253-2015-1117-71218243

RODRIGUEZ GONZALEZ
ABOGADO-NOTARIO

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- x (c) Statement of Operations.
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity..
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claim...
- x (g) Computation of Net Capital. **(Schedule I)**
- x (h) Computation for Determination of Reserve Requirements.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. **Not Applicable**
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

Financial Statements and Schedules

December 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

Table of Contents

KPMG

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm

The Board of Directors
Universal Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Universal Financial Services, Inc. (the Company) as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Universal Financial Services, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in notes 5 and 7 to the financial statements, the Company has significant transactions with its affiliates at terms and conditions arranged by management of the affiliated group. Our opinion is not modified with respect to this matter.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

San Juan, Puerto Rico
February 26, 2016

Stamp No. E196924 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

Statement of Financial Condition

December 31, 2015

Assets

Cash and cash equivalents	$	666,230
Accounts receivable		8,369
Due from affiliate		31,302
Prepaid expenses and other assets		10,272
Total	$	716,173

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued liabilities	$	33,922
Income tax payable		38,300
Due to affiliate		171
Total liabilities		72,393
Commitment (note 7)		
Stockholder's equity:		
Common stock, $10 par value – authorized, 100,000 shares; issued and outstanding, 10,000 shares		100,000
Retained earnings		543,780
Total stockholder's equity		643,780
Total	$	716,173

See accompanying notes to financial statements.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

Statement of Operations

Year ended December 31, 2015

Revenues:		
Investment advisory fees	$	568,912
Commissions		63,610
Interest		361
Total revenues		632,883
Expenses:		
Administrative service fees		180,000
Commissions		23,709
Professional services		31,211
Brokerage fees		2,843
Occupancy		2,051
Other		18,605
Total expenses		258,419
Income before income tax expense		374,464
Income tax expense		130,997
Net income	$	243,467

See accompanying notes to financial statements.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2015

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance – December 31, 2014	$	100,000	—	300,313	400,313
Net income		—	—	243,467	243,467
Balance – December 31, 2015	$	100,000	—	543,780	643,780

See accompanying notes to financial statements.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

Statement of Cash Flows

Year ended December 31, 2015

Cash flows from operating activities:		
Net income	$	243,467
Reconciliation of net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Increase in accounts receivable		(684)
Increase in due from affiliate		(1,161)
Increase in prepaid expenses and other assets		(226)
Decrease in accounts payable and accrued liabilities		(1,332)
Increase in income tax payable		497
Decrease in due to affiliate		(854)
Net cash provided by operating activities		239,707
Net increase in cash and cash equivalents		239,707
Cash and cash equivalents – beginning of year		426,523
Cash and cash equivalents – end of year	$	666,230
Total income tax paid during 2015	$	130,500

See accompanying notes to financial statements.

(1) Reporting Entity

Universal Financial Services, Inc. (the Company) is a wholly owned subsidiary of Universal Group, Inc. (the Parent Company). The Company was created to assist Universal Life Insurance Company (Universal Life), an affiliated entity, in its efforts to issue variable annuities, which Universal Life offers through the Company or other broker-dealer firms. The Company is a member of the Financial Industry Regulation Authority, Inc. (FINRA), formerly known as the National Association of Securities Dealers, Inc. (NASD). The Company was incorporated on October 28, 2004, and operates principally in the Commonwealth of Puerto Rico. The distribution of the variable annuities began on March 1, 2007.

The Company is a registered Broker-Dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and claims exemption under Section (k)(l) of the reserve requirement under Securities and Exchange Commission (SEC) Rule 15c3-3. In addition, the Company is licensed by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico as a broker-dealer and as an eligible similar institution under Regulation 5105.

(2) Summary of Significant Accounting Policies

(a) Accounting Principles

The accompanying financial statements have been prepared in accordance with U.S generally accepted accounting principles (GAAP).

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Recognition of Revenue and Expenses

Investment advisory fees are earned as services are provided and are determined on the basis of the average daily net asset value of the underlying investments. Commission income and expense are recorded on a trade date basis as customers' securities transactions occur. Administrative and other expenses are recognized as incurred.

(d) Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2015, include an overnight money market account and cash on hand and on deposit.

(e) Allowance for Bad Debts

An allowance for bad debts is established to provide for probable losses inherent in receivables. The allowance for bad debts is established upon management's assessment of probabilities of collection of receivables. Increases in the allowance are charged to operations. Management has concluded that

an allowance for bad debts was not necessary at December 31, 2015 as the risk of loss is not significant.

(f) *Income Taxes*

The Company accounts for income taxes under the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*, which requires the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the future tax consequences of temporary differences by applying enacted statutory tax rates applicable to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

The Company recognizes and measures its tax positions taken or expected to be taken in a tax return based on a more-likely-than-not threshold. Interest and penalties related to income tax exposures are recognized as a component of the provision for income taxes.

(g) *Subsequent Events*

Management has evaluated subsequent events up to February 26, 2016, the date the financial statements were available to be issued.

(3) Net Capital Requirements

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-l (the Rule). Accordingly, the Company is required to maintain "net capital", as defined, equal to the greater of $25,000 or 6 ⅔% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2015, the Company's net capital, as defined, of $593,837 was $568,837 in excess of the required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was 0.12 to 1.

(4) Accounts Receivable

Accounts receivable as of December 31, 2015, consist of commissions' receivable amounting to $8,369.

(5) Related-Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. The statement of financial condition as of December 31, 2015, includes a receivable from Universal Life of $31,302. Effective January 1, 2015, the Company entered into an administrative services agreement with Universal Life. During 2015, administrative service fees charged to the Company amounted to $180,000.

The Company entered into an agreement on March 1, 2007, as amended on October 15, 2012, with Universal Life to provide investment advisory services. Investment advisory fees for the year ended December 31, 2015, amounted to $568,912. Investment advisory fees due from Universal Life are included as part of the amount due from affiliates in the accompanying statement of financial condition.

The Company also entered into an agreement on March 1, 2007, with Universal Life to sell Universal Life's variable annuity products. Commission income earned from the sale of Universal Life's variable annuity products during the year ended December 31, 2015, amounted to $58,316.

(6) Income Taxes

The Company is only subject to Puerto Rico regular tax or the alternative minimum tax, whichever is higher. On June 30, 2013, the Commonwealth of Puerto Rico enacted Act No. 40, which is applicable retroactive to taxable years commencing after December 31, 2012. Act No. 40 increased the maximum effective corporate income tax rate from 30% to 39% and the alternative minimum tax rate from 20% to 30%.

For the year ended December 31, 2015, the current provision for income taxes amounted to $130,997. The difference between the expected tax of 39% and actual was due to surtax tax exemption. There were no temporary differences for 2015.

As of December 31, 2015, the Company concluded that there are no uncertain tax positions as such term is defined in FASB ASC 740 and has no accrued income tax related interest and/or penalties in the accompanying statement of financial condition.

The Company is potentially subject to income tax audits in the Commonwealth of Puerto Rico for taxable years 2010 to 2015, until the applicable statutes of limitations expire. Tax audits by their nature are complex and can require several years to complete.

(7) Commitment

At December 31, 2015, the Company has an obligation under a noncancelable office space lease with the Parent Company, which expires on October 31, 2016. The lease agreement may be automatically renewed for additional one-year periods. Future lease payments under the lease agreement amount to approximately $2,051 for 2016. The lease expense for the year ended December 31, 2015, was $2,051, of which $171 remains as due to affiliate at December 31, 2015.

(8) Significant Concentrations of Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. Credit risk on this financial instrument is mitigated by depositing the funds with a federally insured financial institution.

SCHEDULE I

UNIVERSAL FINANCIAL SERVICES, INC.

(A Wholly Owned Subsidiary of Universal Group, Inc.)
Supplemental Schedule of Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1 Under Securities Exchange Act of 1934
Year ended December 31, 2015

Computation of Net Capital

Total stockholder's equity from Statement of Financial Condition		$643,780
Deduct: Stockholder's equity not allowable for net capital		0
Total stockholder's equity qualified for net capital		643,780
Add: Allowable subordinated liabilities		0
Other (deductions) or allowable credits		0
Total capital and allowable subordinated liabilities		643,780
Deductions and/or charges:		
Total nonallowable assets	49,943	
Capital charges for spot and commodity futures	0	
Other deductions and/or charges	0	49,943
Other additions and/or allowable credits		0
Net capital before haircuts on securities positions		593,837
Net capital		$593,837

Computation of Basic net Capital Requirement

Minimum net capital required (bases on aggregate indebtedness) (15 to 1 ratio)	$4,826
Minimum dollar requirement	$25,000
Net capital requirement (greater of two amounts above)	$25,000
Net capital	$593,837
Excess net capital	$568,837
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$563,837

Computation of Aggregate Indebtedness

Aggregate indebtedness from Statement of Financial Condition	$72,393
Add: Drafts for immediate credit	0
Market value of securities borrowed where no equivalent is paid or credited	0
Other	0
Total aggregate indebtedness	$72,393
Ratio: Aggregate indebtedness to net capital	12.19%

Schedule of Nonallowable Assets

Account Receivable from affiliates	31,302
Other Unsecured receivables	8,369
Prepaid expenses and other assets	10,272
Total nonallowable assets	49,943

The above computation of net capital does not differ materially of net capital as of December 31, 2015 as filed on Form X-17A-5 Part II.

See accompanying report of independent registered public accounting firm

SCHEDULE II

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)
Computation of Reserve Requirements Pursuant to Rule 15c3-3 and
Information Related to Possession and Control Requirements Pursuant to Rule 15c3-3
Year ended December 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

See accompanying report of independent registered public accounting firm

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm

The Board of Directors
Universal Financial Services, Inc.:

We have reviewed management's statements, included in the accompanying Universal Financial Service's Exemption Report (the Exemption Report), in which (1) Universal Financial Services, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k): (1) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

San Juan, Puerto Rico
February 26, 2016

Stamp No. E196927 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

Universal Financial Services
Calle Bolivia # 33 Hato Rey Puerto Rico 00917-2011
PO Box 2171 San Juan Puerto Rico 00922-2171
T (787) 706-7337 F (787) 625-7379

Insurance • Investments

Universal Financial Service's Exemption Report

Universal Financial Services Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (1)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2015 without exception.

____

Universal Financial Services

I, **Alejandro Pascual**, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: __________________
Compliance Officer
2-5-2016